Exhibit 99.1

MDJM LTD Signs Sales Agent Contract for a 333,000 ft2 Residential Project with Leading Real Estate Developer in Tianjin

TIANJIN, China, October 15, 2020 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, announced today that it has signed a sales agent contract (the “Contract”) with Tianjin Tianxiao Real Estate Development Co., Ltd. (“Tianxiao”), a wholly-owned subsidiary of a leading real estate developer and a Top 500 Company of China. Pursuant to the Contract, MDJH will serve as the sales agent for the “Style Pomegranate Garden” project, a large-scale residential project located in Hedong District, Tianjin, with a total construction area of over 333,000 square feet and a Contract value of up to US$3 million.

“Following the announcement of the exclusive sales agent contract for the 11th project of the Style Series on September 30, 2020, the ‘Style Pomegranate Garden’ project is the 12th project of the highly acclaimed Style Series developed by Tianxiao and its parent company. The Contract marks another milestone in the long-standing cooperation between Tianxiao and our company,” said Mr. Siping Xu, Chairman and Chief Executive Officer of MDJH.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJH provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692